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Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102 Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF COMPANY

        Celestica Inc.
        1150 Eglinton Avenue East
        Toronto, ON M3C 1H7

ITEM 2: DATE OF MATERIAL CHANGE

        November 27, 2006

ITEM 3: NEWS RELEASE

        A press release was issued by Celestica Inc. ("Celestica") on November 27, 2006.

ITEM 4: SUMMARY OF MATERIAL CHANGE

        On November 27, 2006, Celestica announced the appointment of Craig H. Muhlhauser to the position of President and Chief Executive Officer, effective immediately. Mr. Muhlhauser succeeds Stephen W. Delaney, who is resigning from Celestica to pursue other business interests.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

        On November 27, 2006, Celestica announced the appointment of Craig H. Muhlhauser to the position of President and Chief Executive Officer, effective immediately. Mr. Muhlhauser succeeds Stephen W. Delaney, who is resigning from Celestica to pursue other business interests. Mr. Muhlhauser was previously Celestica's President, with specific responsibility for Worldwide Sales and Business Development. Prior to joining Celestica in May 2005, Mr. Muhlhauser was President and Chief Executive Officer of Exide Technologies, one of the world's largest producers and recyclers of lead acid batteries. Before joining Exide Technologies, he was Vice President, Ford Motor Company and President, Visteon Automotive Systems. During his career, Mr. Muhlhauser has worked in a number of diverse industries and has held senior management positions at various companies including United Technologies, Asea Brown-Boveri, Lucas Industries and General Electric.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable.

ITEM 7: OMITTED INFORMATION

        Not applicable.

ITEM 8: EXECUTIVE OFFICER

        For further information, please contact Elizabeth L. DelBianco, Chief Legal Officer of Celestica at (416) 448-4620.

ITEM 9: DATE OF REPORT

        DATED at Toronto, Ontario this 28th day of November, 2006.

(Signed)	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal Officer

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Form 51-102F3 MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102 Continuous Disclosure Obligations